Exhibit 99.2

DISCLOSURES REGARDING ELAN CORPORATION, PLC

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, our and Elan’s financial condition, results of operations and business prospects and the products in research that involve substantial risks and uncertainties.

These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “will” and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled “Summary”, “Risk Factors” and other sections of documents and reports contained or incorporated in this offering memorandum.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expected, estimated or projected. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the risks and uncertainties described in this offering memorandum under “Risk Factors”;

•	Elan’s substantial dependence on revenue from Tysabri® (natalizumab);

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the continued commercial success of Tysabri and the impact of the incidence of serious adverse events (including deaths and cases of progressive multifocal leukoencephalopathy (“PML”)) associated with Tysabri or competition from existing or new therapies (in particular, oral therapies approved by, or awaiting approval from U.S. and European regulatory authorities);

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the intended separation of a substantial portion of Elan’s drug discovery business platform into a new, independent publicly-traded company and the risk that, following the separation and the related restructuring, Elan will be left with no material pre-clinical development programs or capabilities;

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the cash and non-cash charges expected to be incurred by Elan in connection with the restructuring of its operations arising out of the intended separation of a substantial portion its drug discovery business platform and the risk that those charges are greater than expected;

•	Elan’s ability to achieve the anticipated benefits of the intended separation of a substantial portion of its drug discovery business platform and the related restructuring;

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Elan’s ability to consummate the intended separation of a substantial portion of its drug discovery business platform, which is subject to a number of uncertainties and conditions, including approval by the shareholders of Elan Corporation, plc, as well as clearance by the Commission of any filings Elan makes in connection with the Neotope Transaction;

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Elan’s ability to maintain financial flexibility and sufficient cash, cash equivalents, investments and other assets capable of being monetized to meet its liquidity requirements, including, without limitation, the funding of further development of Elan’s ELND005 molecule, and the impact that the intended separation of a substantial portion of Elan’s drug discovery business platform, the related restructuring of its operations and any required future funding by Elan of the Alzheimer’s Immunotherapy Program collaboration may have on Elan’s financial flexibility and liquidity;

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Elan’s ability to successfully develop and commercialize other product candidates and, as a result of the intended separation of a substantial portion of its drug discovery business platform, the lack of pre-clinical development programs and capabilities;

•	whether restrictive covenants in Elan’s debt obligations will adversely affect Elan;

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Elan’s dependence on Johnson & Johnson and Pfizer Inc. (which acquired Wyeth) for the development and commercialization of potential products in the Alzheimer’s Immunotherapy Program collaboration, in which Elan maintains an approximate 25% economic interest, and the impact that the announced discontinuation of development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease may have on the ability of Elan to realize any return on such economic interest;

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Johnson & Johnson is Elan’s largest shareholder, with an approximate 18.2% interest in its outstanding ordinary shares, and the impact that Johnson & Johnson’s share ownership may have in discouraging others from seeking to work with or acquire Elan;

•	Elan’s ability to protect or extend its protection of its patents and other intellectual property;

•	Elan’s dependence on Biogen Idec for the manufacture of Tysabri and difficulties or delays in manufacturing and supply of Tysabri;

•	Elan’s ability to compete in a highly competitive industry;

•	pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•	the failure to comply with anti-kickback and false claims laws in the United States and elsewhere;

•	extensive government regulation;

•	risks from potential environmental liabilities;

•	failure to comply with Elan’s reporting and payment obligations under Medicaid or other government programs;

•	possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally;

•	exposure to product liability risks, in particular with respect to Tysabri;

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the effects of Elan’s settlement agreement with the U.S. government relating to marketing practices with respect to its former Zonegran® product, which required Elan to pay $203.5 million in fines and enter into and comply with a Corporate Integrity Agreement that could have a material adverse effect on Elan;

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an adverse effect that could result from the putative class action lawsuits alleging Elan disseminated false and misleading statements related to bapineuzumab and the outcome of our other pending or future litigation, including a lawsuit pending in the United States District Court for the Western District of Virginia against Biogen Idec and Elan pursuant to the U.S. Federal False Claims Act (“FFC Act”) and similar state statutes;

•	Elan’s sales and operations are subject to the risks of fluctuations in currency exchange rates and to the risk of a partial or total collapse of the Euro;

•	the volatility of Elan’s stock price;

•	some of Elan’s and our agreements that may discourage or prevent others from acquiring Elan or us;

•	the accuracy of Elan’s assumptions and estimates used to prepare its financial statements;

•	governmental laws and regulations affecting domestic and foreign operations, including tax obligations;

•	general changes in U.S. generally accepted accounting principles and IFRS;

•	growth in costs and expenses; and

•	the impact of acquisitions, divestitures, restructurings, spin-offs, product withdrawals and other unusual items.

A further list and description of these risks, uncertainties and other matters can be found in this offering memorandum, the Annual Report on Form 20-F of Elan Corporation, plc for the year ended December 31, 2011 (attached to this offering memorandum as Annex A), and in its Reports of Foreign Private Issuer on Form 6-K incorporated by reference herein.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our and Elan’s actual results may vary materially from those expected, estimated or projected.

The information contained in this offering memorandum is a statement of our and Elan’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and its and our assumptions. We or Elan may change our or its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in our or its assumptions or otherwise. Neither we nor Elan undertake to update the forward-looking statements or risk factors contained or incorporated in this offering memorandum to reflect new information, future events or circumstances or otherwise. The cautionary statements contained in this offering memorandum should be considered in connection with any subsequent written or oral forward-looking statements that we, Elan or persons acting on our or its behalf may issue. Neither we nor Elan or any of our or its affiliates undertakes any obligation to review or confirm analysts’ expectations or estimates.

Recent Developments

Discontinuation of Phase 3 Development of Bapineuzumab Intravenous

In September 2009, Janssen Alzheimer Immunotherapy, a subsidiary of Johnson & Johnson (“Janssen AI”), acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (“AIP”), a collaboration with Wyeth (Wyeth was acquired by Pfizer Inc.). Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million of funding to Janssen AI for the development and commercialization of the AIP and Elan has a 49.9% shareholding in Janssen AI. The AIP is a collaboration between Janssen AI and Pfizer, which control all operational aspects of the AIP, including bapineuzumab. Through its shareholding in Janssen AI, Elan has an approximate 25.0% economic interest in the AIP, together with certain royalty rights on any future commercialization of the AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funded by Johnson & Johnson will be required to be funded by Johnson & Johnson and Elan in proportion to their respective shareholdings in Janssen AI, up to a maximum additional funding commitment of $400.0 million in total. In May 2012, Elan provided $48.7 million of its proportionate funding commitment. Elan expects to provide an additional $28.2 million of its proportionate funding commitment to Janssen AI in early October 2012. In the event that the AIP collaboration requires expenditures in excess of the additional $400.0 million pro rata commitment, the funding for such expenditures will be on terms determined by the board of directors of Janssen AI, with Johnson & Johnson and Elan each having a right of first refusal to provide such funding.

On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302). As a result of the discontinuation, Elan anticipates that there will be a significant reduction in required development funding for the AIP commencing in 2013. Elan expects that further determinations with respect to future funding will be made after the complete data sets from Study 301 and 302 are presented at the American Neurological Association Annual Meeting on October 8, 2012 and the 5th Clinical Trials on Alzheimer’s Disease on October 29, 2012. In addition to the data sets from Study 301 and 302, outcomes from the vaccine and bapineuzumab SQ trials, which are on-going, may be instructive for a comprehensive evaluation of the AIP’s immunotherapeutic approach to Alzheimer’s disease. Elan will record a non-cash impairment charge of $117.3 million on its equity method investment in Janssen AI in the third quarter of 2012, representing the full carrying value of Elan’s 49.9% share of the Janssen AI AIP assets (the “Janssen AI Investment Impairment”).

Separation of Neotope Business

On August 13, 2012, Elan Corporation, plc announced its intention to separate a substantial portion of its drug discovery business platform into a new, independent publicly traded company, primarily consisting of the following subsidiaries of Elan Corporation, plc and related tangible and intangible assets and liabilities (the “Neotope Business”):

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Elan Corporation, plc’s wholly-owned subsidiary, Neotope Biosciences Limited (“Neotope Biosciences”).     Neotope Biosciences is engaged in the discovery and development of antibodies for the potential treatment of a broad range of indications, including AL and AA forms of amyloidosis, synucleinopathies such as Parkinson’s disease and Th17 mediated immune diseases. Neotope Biosciences’s strategy is to apply its expertise in generating novel therapeutic antibodies, working with a broad range of collaborators in specific disease models, to select candidates for further clinical development. Neotope Biosciences’s portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, and tau for Alzheimer’s disease and other tauopathies. Neotope Biosciences also has a program focused on the potential treatment of type 2-diabetes.

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Elan Corporation, plc’s wholly-owned subsidiary, Onclave Therapeutics Limited (“Onclave”).    Onclave is engaged in the development of assets that have potential application in oncology-related diseases. Onclave’s lead program, NEOD001, is being evaluated for the potential treatment of AL amyloidosis, a fatal disease involving abnormal accumulation of amyloid in organs and tissue. In 2011, Onclave filed for orphan drug designation of NEOD001. Onclave’s development pipeline also includes additional novel compounds with potential relevance in diverse cancer indications.

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Elan Corporation plc’s wholly-owned subsidiary, Neotope Biosciences, Inc. (“Neotope US”).    Neotope US is engaged in the development of the MCAM program, which targets MCAM-mediated cell adhesions with antibodies and may lead to immunotherapy treatment for a broad range of TH17-mediated diseases such as melanoma and psoriasis. Neotope US has historically provided, and following the separation of the Neotope Business, Elan expects that Neotope US will continue to provide, research and development services to Elan.

The Neotope Business will not include any of Elan’s assets, programs (research or otherwise), undertakings or rights in or relating to:

•	Tysabri or Elan’s Tysabri collaboration with Biogen Idec.

•	ELND005 (Scyllo-inositol), a beta amyloid anti-aggregation agent for which Elan recently commenced a Phase 2 clinical study as an adjunctive treatment in patients with Bipolar 1 Disorder.

•	Elan’s 49.9% shareholding in Janssen AI, through which Elan has an approximate 25% economic interest in the AIP.

Elan expects that the Neotope Business will be separated (the “Neotope Separation”) through a series of transactions that will occur prior to the effective date of the Neotope Separation, and will include the following:

•	A new public limited company (“Neotope plc”), will be incorporated under the laws of Ireland as a separate independent company.

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Pursuant to a series of transactions between and among Elan Corporation, plc and certain of its subsidiaries that will remain with Elan Corporation, plc following the Neotope Separation, on the one hand, and certain subsidiaries of Elan Corporation, plc that will be subsidiaries of Neotope plc following the Neotope Separation (the “Neotope Companies”), on the other hand, Elan Corporation, plc will allocate, assign and transfer, or cause to be allocated, assigned and transferred, to the Neotope Companies the assets and liabilities that comprise the Neotope Business, including, without limitation, the capital stock of each of Neotope US, Neotope Biosciences and Onclave. In addition, Elan will transfer, by way of investment or otherwise, cash (the “Neotope Cash Contribution”) in an amount that, together with the aggregate purchase price for the ordinary shares of Neotope plc that Elan expects to acquire immediately following the Neotope Separation, is expected to be $130 million.

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Elan will enter into certain agreements with Neotope plc and its subsidiaries pursuant to which, among other things, (i) Elan, on the one hand, and Neotope plc and its subsidiaries, on the other hand, will each agree to indemnify and hold harmless the other for certain liabilities; (ii) Elan will agree to provide to Neotope plc and its subsidiaries, on an interim basis following the consummation of the Neotope Separation, certain transition services relating to, among other things, finance and accounting, tax and legal affairs; (iii) Neotope plc and its subsidiaries will agree to provide certain research and development services to, or on behalf of, Elan following the consummation of the Neotope Separation; and (iv) Elan, on the one hand, and Neotope plc and its subsidiaries, on the other hand, will each agree to license to the other certain intellectual property rights related to the Neotope Business. In addition, Elan and Neotope plc will enter into a tax sharing agreement governing the payment of taxes, filing of tax returns, reimbursement of taxes and other matters regarding tax.

•	The shareholders of Elan Corporation, plc will be asked to, and may, at an extraordinary general meeting, approve the declaration of a deemed in specie dividend by Elan Corporation, plc.

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Elan will transfer or distribute to Neotope plc 100% of the outstanding capital stock of the Neotope Companies in a “demerger” transaction under Irish law. In consideration for 100% of the capital stock of the Neotope Companies, the board of directors of Elan Corporation, plc will direct Neotope plc to issue directly to the holders of Elan Corporation, plc ordinary shares and American Depositary Shares, on a pro rata basis, ordinary shares of Neotope plc representing 99.99% of its outstanding ordinary shares, in satisfaction of the payment obligation in respect of such deemed in specie dividend.

Immediately following the Neotope Separation, Elan will acquire ordinary shares of Neotope plc which Elan expects will represent approximately18% of the outstanding ordinary shares of Neotope plc (the “Neotope Share Purchase”), for an aggregate cash purchase price (the “Neotope Share Purchase Price”) that, together with the amount of the Neotope Cash Contribution, is expected to be $130.0 million.

The Neotope Separation, the Neotope Share Purchase and the transactions contemplated by the Neotope Separation and the Neotope Share Purchase are referred to, together, in this offering memorandum as the “Neotope Transaction”. The completion of the Neotope Transaction is subject to a number of uncertainties and conditions, including approval by the shareholders of Elan Corporation, plc, as well as clearance by the Commission of any filings Elan makes in connection with the Neotope Transaction. Although Elan intends to complete the Neotope Transaction by December 31, 2012, there can be no assurance that it will be completed by that date, or at all.

Following the Neotope Transaction, Elan intends to discontinue its remaining drug discovery business activities. As a result, Elan will close its South San Francisco facility and restructure its operations (the

“Restructuring”). In connection with the Restructuring, Elan expects to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million, primarily consisting of employee severance costs, facilities costs and other restructuring charges.

For additional information about the Neotope Transaction, see “Risk Factors — As a result of our intended separation and discontinuation of our drug discovery business platform, we will have no material pre-clinical development programs or capabilities and will incur substantial cash and non-cash charges”, “Risk Factors — We may not be successful in completing the Neotope Transaction or, if we do, we may be unable to achieve some or all of the benefits we expect to achieve from the Neotope Transaction”, “Capitalization of Elan” and “Elan and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements”.

The Tender Offer and Consent Solicitation

We have commenced a cash tender offer (the “Tender Offer”) to purchase (i) any and all of our outstanding 8.75% Senior Notes due 2016 issued on October 2, 2009 (the “2009 Notes”) for total consideration of $1,093.34 per $1,000 principal amount of 2009 Notes tendered and (ii) any and all of our outstanding 8.75% Senior Notes due 2016 issued on August 17, 2010 (the “2010 Notes”, and together with the 2009 Notes, the “Existing Notes”) for total consideration of $1,093.34 per $1,000 principal amount of 2010 Notes tendered. As part of the Tender Offer, we are also soliciting consents (the “Consent Solicitation” and, together with the Tender Offer, the “Tender Offer and Consent Solicitation”) (i) from holders of the 2009 Notes for certain proposed amendments that would eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the indenture governing the 2009 Notes and (ii) from holders of the 2010 Notes for certain proposed amendments that would eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the indenture governing the 2010 Notes. The total consideration for the Tender Offer includes a consent payment equal to $40.00 per $1,000 principal amount. Holders who validly tender their Existing Notes after the consent payment deadline will not receive the consent payment.

The Tender Offer and Consent Solicitation is being made pursuant to an Offer to Purchase and Consent Solicitation Statement, dated September 24, 2012, which contains the terms of the Tender Offer and Consent Solicitation. We intend to use the net proceeds from this offering, together with available cash on hand, to pay the applicable consideration, accrued and unpaid interest and related fees and expenses in connection with the Tender Offer and Consent Solicitation. We intend to redeem any Existing Notes that remain outstanding following the Tender Offer at a redemption price equal to 108.75% of their face amount, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date, pursuant to notices of redemption to be given substantially simultaneously with the closing of this offering.

The Tender Offer and Consent Solicitation is conditioned on customary closing conditions, including our consummating one or more debt financings with net proceeds that are, together with available cash on hand, sufficient to pay the applicable consideration and applicable accrued and unpaid interest in connection with the Tender Offer and Consent Solicitation.

Financial Results

In the fourth quarter of 2011, Biogen Idec, Elan’s collaborator on Tysabri, received a notice from the Italian National Medicines Agency (the “Medicines Agency”) stating that sales of Tysabri exceeded a reimbursement limit established by the Medicines Agency in 2007. In December 2011, Biogen Idec filed an appeal against the Medicines Agency seeking a ruling that the reimbursement limit does not apply and that the position of the Medicines Agency is unenforceable. As a result of being notified that the Medicines Agency believes the reimbursement limit applies, Biogen Idec deferred $16.3 million of revenues on in-market net sales of Tysabri in Italy during the second quarter of 2012, $16.5 million of revenues during the first quarter of 2012 and $13.8 million of revenues during the fourth quarter of 2011. As a consequence of Biogen Idec’s deferral of revenue on in-market net sales of Tysabri in Italy, Elan deferred revenue related to these sales of $7.8 million in the second quarter of 2012, $7.9 million in the first quarter of 2012 and $6.9 million in the fourth quarter of 2011. Elan expects that Biogen Idec will continue to defer a portion of its revenues on in-market net sales of Tysabri in Italy pending resolution of its appeal. No proceeding has yet been scheduled to resolve Biogen Idec’s appeal and Elan believes that it is unlikely that the appeal will be resolved during 2012. If the appeal is not resolved in 2012, Elan estimates that Biogen Idec will defer a total of $60 million to $70 million of Tysabri in-market net sales during 2012. This would result in Elan deferring a total of approximately $35 million of 2012 revenue on these sales and approximately $25 million of 2012 Adjusted EBITDA, and Elan’s previously-issued full year revenue and Adjusted EBITDA guidance would be correspondingly revised downwards as a result.

In the second half of 2012, Elan expects to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million related to the Restructuring arising from the Neotope Transaction. In addition,

Elan will record a non-cash impairment charge of $117.3 million on its equity method investment in Janssen AI in the third quarter of 2012, representing the full carrying value of Elan’s 49.9% share of the Janssen AI AIP assets. Elan expects to provide an additional $28.2 million of its proportionate funding commitment to Janssen AI in early October 2012.

RISK FACTORS

This offering involves risks. You should carefully consider the risks described below, the information appearing elsewhere in this offering memorandum and the additional risks described under “Item 3.D Key Information — Risk Factors” in Elan’s Form 20-F for the year ended December 31, 2011 (attached to this offering memorandum as Annex A), before making an investment decision. These risks are not the only ones that Elan faces. Additional risks and uncertainties, including those generally affecting the industry in which Elan operates, risks that are unknown to Elan or that Elan currently deems immaterial and risks and uncertainties generally applicable to companies that have recently undertaken transactions similar to this offering, may also impair Elan’s business, the value of your investment and our ability to pay interest on, and repay or refinance, the Notes and the related guarantees. For purposes of “Risk Factors — Risks Related to Elan’s Business and Financial Condition” only, the terms “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc and its consolidated subsidiaries, except where the context requires otherwise.

Risks Related to the Notes

Elan has, and after giving effect to this offering and the use of the net proceeds as described under “Use of Proceeds” will continue to have, substantial debt. The principal and interest payment obligations of such debt may restrict Elan’s future operations and impair our ability to meet our obligations under the Notes and the ability of Elan Corporation, plc and the subsidiary guarantors to meet their obligations under their respective guarantees of the Notes. Despite Elan’s current level of debt, we, Elan Corporation, plc and its other subsidiaries may still be able to incur substantially more debt. This could further exacerbate these risks.

As of June 30, 2012, after giving effect to this offering and the use of the net proceeds, together with available cash on hand, to fund the Tender Offer and Consent Solicitation, and assuming that all of the Existing Notes are purchased in the Tender Offer, Elan Corporation, plc would have had approximately $500.0 million of outstanding debt (not including trade payables) on its consolidated balance sheet, consisting solely of the Notes. We intend to redeem any Existing Notes that remain outstanding following the Tender Offer and Consent Solicitation pursuant to notices of redemption to be given substantially simultaneously with the closing of this offering.

Elan’s substantial debt could have important consequences to you. For example, it could:

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make it more difficult for us to satisfy our obligations under the Notes and Elan Corporation, plc and the subsidiary guarantors to satisfy their respective obligations under the guarantees of the Notes;

•	increase Elan’s vulnerability to general adverse economic and industry conditions;

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require Elan to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit Elan’s flexibility in planning for, or reacting to, changes in its business and the markets in which it operates;

•	place Elan at a competitive disadvantage compared to its competitors that have less debt; and

•	limit Elan’s ability to borrow additional funds.

Elan’s ability to satisfy its debt obligations and to reduce its total debt depends on its future operating performance and on economic, financial, competitive and other factors, many of which are beyond its control. Elan’s business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute its business strategy.

In addition, we, Elan Corporation, plc and its other subsidiaries may incur substantial additional indebtedness in the future. The terms of the Indenture will permit the incurrence of additional debt subject to certain limitations. If new debt is added to current debt levels, the related risks described above could intensify. Furthermore, the terms of the Indenture will permit Elan Corporation, plc and its restricted subsidiaries to make certain investments and to pay dividends on capital stock. See “Description of the Notes — Certain Covenants — Limitation on Restricted Payments”. Any amount paid as a restricted payment may not be available to satisfy obligations with respect to the Notes and the guarantees.

Not all subsidiaries of Elan Corporation, plc will guarantee the Notes and the assets of the non-guarantor subsidiaries may not be available to Elan Corporation, plc for payment on its guarantee of the Notes, which means that the historical consolidated financial statements of Elan Corporation, plc may not be indicative of the financial condition of the subsidiary guarantors of the Notes.

The Notes will not be guaranteed by certain subsidiaries of Elan Corporation, plc which, for the six-month period ended June 30, 2012, generated approximately 29% of Elan Corporation plc’s consolidated net loss, approximately (7)% of Elan’s Adjusted EBITDA, and, at June 30, 2012, held approximately 24% of Elan Corporation, plc’s consolidated assets, which included approximately $653 million of current assets and investments. See “Item 33 — Supplemental Guarantor Information” in the Annual Report on Form 20-F of Elan Corporation, plc for the year ended December 31, 2011. As a result, the historical consolidated financial statements of Elan Corporation, plc may not be indicative of the financial condition of the subsidiary guarantors of the Notes. In addition, the Notes will not be guaranteed by future subsidiaries of Elan Corporation, plc organized outside the United States or Ireland if the provision of such guarantee would result in a material adverse tax consequence to Elan. Non-guarantor subsidiaries have no obligation to make payments to Elan Corporation, plc or the subsidiary guarantors in respect of their guarantees of the Notes. In the event of a bankruptcy, liquidation or reorganization of any non-guarantor subsidiary of Elan Corporation, plc, the creditors of such subsidiary (including trade creditors) will generally be entitled to payment of their claims from the assets of such subsidiary before any assets are made available for distribution to Elan Corporation, plc, as a shareholder of such subsidiary. Elan Corporation, plc may not have sufficient assets to be able to make payments on its guarantee of the Notes. As a result, the Notes and the guarantees of the Notes by Elan Corporation, plc and the subsidiary guarantors are effectively junior to the obligations of the non-guarantor subsidiaries of Elan Corporation, plc.

The unrestricted subsidiaries of Elan will not be subject to the restrictive covenants in the Indenture.

Under the Indenture, as of the issue date of the Notes, Elan Science One Limited, Elan Science Three Limited, Elan Science Seven Limited, Elan Science Eight Limited, Elan Science Nine Limited, Elan Science Ten Limited, Neotope Biosciences, Inc., Neotope Biosciences Limited and Onclave Therapeutics Limited are unrestricted subsidiaries. For the six-month period ended June 30, 2012, these entities generated approximately 29% of Elan Corporation plc’s consolidated net loss and approximately (7)% of Elan’s Adjusted EBITDA, and, at June 30, 2012, held approximately 24% of Elan Corporation, plc’s consolidated assets, which included approximately $653 million of current assets and investments. See “Item 33 — Supplemental Guarantor Information” in the Annual Report on Form 20-F of Elan Corporation, plc for the year ended December 31, 2011. In addition, the Indenture will permit us to designate certain of our existing and future subsidiaries as unrestricted subsidiaries, which subsidiaries would not be subject to the restrictive covenants in the Indenture. This means that these subsidiaries would be able to engage in many of the activities the Indenture would otherwise prohibit, such as incurring substantial additional debt (secured or unsecured), making investments, selling, encumbering or disposing of substantial assets, entering into certain transactions with affiliates and entering into mergers or other business combinations. These actions could be detrimental to our ability to make payments when due and to comply with our other obligations under the Notes, and could reduce the amount of our assets that would be available to satisfy your claims should we default on the Notes. In addition, the initiation of bankruptcy or insolvency proceedings or the entering of a judgment against these subsidiaries, or their default under any other credit arrangements, will not result in an event of default under the Indenture.

The Notes will be effectively subordinated to our future secured debt and other secured obligations, and the guarantees of the Notes will be effectively subordinated to the guarantors’ future secured debt and other secured obligations.

Our obligations under the Notes, and the obligations of Elan Corporation, plc and the subsidiary guarantors under their respective guarantees of the Notes, will be unsecured; however, our and each guarantor’s obligations under future debt could be secured by a security interest in substantially all of our and our guarantors’ tangible and intangible assets and the assets and the stock of Elan Corporation, plc’s subsidiaries. If either of us or any of the guarantors, including Elan Corporation, plc, is declared bankrupt or insolvent, or defaults under future secured debt obligations, the holders of such future secured debt could declare all of the funds borrowed thereunder, together with accrued and unpaid interest, immediately due and payable. If we or any of the guarantors, including Elan Corporation, plc, are unable to repay such future secured debt, the holders of the future secured debt could foreclose on the pledged assets to the exclusion of holders of the Notes, even if an event of default exists at such time under the Indenture. Furthermore, if the holders of such future secured debt foreclose and sell the pledged equity interests in any subsidiary guarantor of the Notes, that subsidiary guarantor will be released from its guarantee of the Notes automatically and immediately upon such sale. In any such event, because neither the Notes nor the guarantees of the Notes will be secured by any of our or our guarantors’ assets or by the equity interests in any of Elan Corporation, plc’s subsidiaries, it is possible that there would be no assets remaining from which to repay the Notes or, if any assets remained, they might be insufficient to repay the Notes in full.

The Indenture will contain, and the indentures governing the Existing Notes contain, various restrictive covenants that restrict or prohibit Elan’s ability to engage in a variety of transactions and could adversely affect Elan, our ability to meet our obligations under the Notes and the ability of Elan Corporation, plc and the subsidiary guarantors to meet their obligations under their respective guarantees of the Notes.

The Indenture will contain, and the indentures governing the Existing Notes contain, various restrictive covenants that limit Elan’s financial and operating flexibility and could impair our ability to make payments on the Notes and the ability of Elan Corporation, plc and the subsidiary guarantors to make payments on their respective guarantees of the Notes. The covenants do not require Elan to maintain or adhere to any specific financial ratio, but do restrict, within limits, Elan’s ability to, among other things:

•	incur additional debt;

•	make certain types of investments;

•	make certain asset sales or engage in sale and leaseback transactions;

•	pay dividends on capital stock;

•	create liens;

•	engage in transactions with affiliates, except on an arm’s-length basis; or

•	consolidate or merge with, or sell assets substantially as an entirety to, another person.

Any failure to comply with the restrictions of the Indenture, the indentures governing the Existing Notes or any other subsequent financing agreements may result in an event of default under those agreements. Such default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, creditors may be able to terminate any commitments they had made to supply us with further funds. Even if Elan is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to Elan. In addition, complying with these covenants may also cause Elan to take actions that are not favorable to holders of the Notes and may make it more difficult for Elan to successfully execute its business strategies and compete against companies that are not subject to such restrictions.

During the time, if any, that the Notes are rated Investment Grade, many of the restrictive covenants contained in the Indenture will cease to be in effect.

During the time, if any, that the Notes are rated Investment Grade, by both Moody’s and S&P, and certain other conditions are met, many of the restrictive covenants contained in the Indenture will cease to be in effect. See “Description of the Notes — Certain Covenants — Covenant Suspension”.

We have nominal net worth and will depend on contributions from Elan Corporation, plc and its other subsidiaries to fulfill our obligations under the Notes.

Both Elan Finance public limited company and Elan Finance Corp. have nominal net worth. Our ability to service our debt obligations, including our ability to pay the interest on and principal of the Notes when due, will be dependent upon cash dividends and distributions or other transfers from Elan Corporation, plc and its other subsidiaries. Payments to us by Elan Corporation, plc and its other subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. Elan Corporation, plc and its other subsidiaries are separate and distinct legal entities and have no obligation, other than under their respective guarantees of the Notes, to make any funds available to us. In addition, under U.S. federal and foreign bankruptcy laws and comparable provisions of state and foreign fraudulent transfer laws, our incurrence of joint and several liability in respect of each other’s obligations under the Notes could be voided if the circumstances described in the following risk factor were applicable to either of us.

The respective guarantees of the Notes by Elan Corporation, plc and the subsidiary guarantors may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency or under laws governing corporate authority.

Under U.S. federal and foreign bankruptcy laws and comparable provisions of state and foreign fraudulent transfer laws, a guarantee of the Notes by Elan Corporation, plc or any of the subsidiary guarantors could be voided if, among other things, at the time Elan Corporation, plc or the subsidiary guarantor issued its guarantee, Elan Corporation, plc or such subsidiary guarantor:

•	intended to hinder, delay or defraud any present or future creditor by making such guarantee;

•	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding. Generally, however, an entity in the United States would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it was generally not paying or could not pay its debts as they became due.

We cannot be certain as to the standards a court would use to determine whether or not Elan Corporation, plc or the subsidiary guarantors were solvent at the relevant time. If any guarantee of the notes was legally challenged, the guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than reasonably equivalent value or fair consideration. A court could thus void the obligations under the guarantee, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the Notes.

A guarantee may only be issued where the entity issuing the guarantee receives sufficient commercial benefit for doing so. If there is insufficient commercial benefit, the beneficiary of the guarantee may not be able to rely on the authority of the directors of that entity to grant the guarantee and, accordingly, a court may set aside the guarantee at the request of the entity’s shareholders or a liquidator. The board of directors of Elan

Corporation, plc and each of the subsidiary guarantors has passed a resolution that the entry into the guarantee is in each of their best interests and for each of their corporate benefit. However, no assurance can be given that a court would agree with their conclusion in this regard.

If a court voided any guarantee of the Notes, or any payment under any guarantee, as a result of a fraudulent transfer or held it unenforceable for any other reason, the right of holders of the Notes under the guarantee would be seriously undermined and such holders could cease to have any claim against the applicable guarantor under its guarantee of the Notes. Although each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect the guarantees from being voided under fraudulent transfer laws. In a 2009 Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

Many of Elan Corporation, plc’s subsidiaries, including many of the subsidiary guarantors, are incorporated in jurisdictions other than Ireland and the United States and are subject to the insolvency, bankruptcy and corporation laws of such other jurisdictions. The insolvency, bankruptcy and corporation laws of these jurisdictions may differ materially from those of Ireland and those of the United States. In addition, there can be no assurance as to how the insolvency, bankruptcy or corporation laws of the various jurisdictions in which Elan operates will be applied in relation to one another.

Enforcing your rights under the Notes and the Note guarantees entered into by certain of our foreign subsidiaries across multiple jurisdictions may be difficult.

Elan Finance public limited company is a public limited company incorporated in the Republic of Ireland. The Notes will be guaranteed by each of Elan Corporation, plc’s existing and future material restricted subsidiaries, including those in the United States, Bermuda and Ireland. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions and in the jurisdiction of organization of any future guarantor of the Notes. Your rights under the Notes and the guarantees will thus be subject to the laws of several jurisdictions, and you may not be able to effectively enforce your rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

There are restrictions on your ability to transfer or resell the Notes without registration under applicable securities laws.

The Notes have not been registered under the Securities Act. Accordingly, the Notes are being offered and sold pursuant to exemptions from registration under U.S. and applicable state securities laws. Therefore, you may transfer or resell the Notes in the United States only in a transaction registered under or exempt from the registration requirements of U.S. and applicable state securities laws, and you may be required to bear the risk of your investment for an indefinite period of time. Under the Registration Rights Agreement, we will agree to file with the Commission, and to use our commercially reasonable efforts to cause to become effective, a registration statement relating to an offer to exchange the Notes for notes registered with the Commission evidencing the same continuing indebtedness as the Notes and with terms substantially identical to the Notes. If issued under an effective registration statement, Notes may generally be resold or otherwise transferred without the need for further registration by any holder that is not an affiliate. The Commission, however, has broad discretion to declare any registration statement effective and may delay or deny the effectiveness of any registration statement for a variety of reasons. Therefore, we may not be able to have the registration statement declared effective. See “Exchange Offer; Registration Rights” and “Transfer Restrictions”.

There may be no public market for the Notes.

Prior to the sale of the Notes offered by this offering memorandum, there has been no public market for any of the Notes and we cannot assure you as to:

•	the development of such a market;

•	the liquidity of any such market that may develop;

•	your ability to sell your Notes; or

•	the price at which you would be able to sell your Notes.

If such a market were to exist for the Notes, the Notes could trade at prices that may be lower than the principal amount or your purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

The initial purchasers have advised us that they currently intend to make a market in the Notes. However, the initial purchasers are not obligated to do so and any market-making with respect to the Notes may be discontinued without notice and at their sole discretion. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended. Accordingly, we cannot assure you as to the development or liquidity of any market for these securities.

We may be unable to purchase the Notes upon a change of control.

Upon a change of control, we may be required to offer to purchase all of the Notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to obtain third-party financing in order to do so. However, we may not be able to obtain such financing on commercially reasonable terms, or at all. Our failure following a change of control to make or consummate an offer to purchase the Notes would constitute an event of default under the Indenture. In such an event, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all of the Notes.

The change of control provisions in the Indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the Indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change of the magnitude required under the definition of change of control in the Indenture to trigger our obligation to offer to repurchase the Notes. Except as described in “Description of the Notes — Change of Control”, the Indenture does not contain provisions that permit the holders of the Notes to require us to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

A 2009 Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director of a board any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the board’s fiduciary duties. Accordingly, a noteholder may not be able to require us to repurchase the Notes as a result of a change in the composition of the directors on our board. The same court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, noteholders would not be able to require us to repurchase the Notes as a result of a change of control resulting from a change in the composition of our board. The Delaware Supreme Court subsequently affirmed this decision of the Delaware Chancery Court.

With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under the definition of “Change of Control” and “Description of Notes — Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which will govern the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of Elan Corporation, plc, and therefore it may be unclear as to whether a change of control has occurred and whether the holders of the Notes have the right to require us to repurchase their Notes.

If Elan is unable to pay its debts, an examiner may be appointed under Irish law to oversee Elan’s operations.

If Elan is unable, or likely to be unable, to pay its debts, an examiner may be appointed to oversee Elan’s operations and to facilitate its survival and the whole or any part of its business by formulating proposals for a compromise or scheme of arrangement. An examiner may be appointed even if Elan is not insolvent. If an examiner has been appointed to Elan Corporation, plc or any of its subsidiaries, the examinership may be extended to Elan Corporation, plc and any of its related companies, including us, even if we are not ourselves insolvent. There can be no assurance that we would be exempt from an extension of the examinership.

If an examiner is appointed to Elan Corporation, plc, a protection period, generally not exceeding 100 days, will be imposed so that the examiner can formulate and implement proposals for a compromise or scheme or arrangement. During the protection period, any enforcement action by a creditor is prohibited. In addition, Elan Corporation, plc would be prohibited from paying any debts existing at the time of the presentation of the petition to appoint an examiner. The appointment of an examiner may restrict the ability of Elan Corporation, plc and the subsidiary guarantors to make timely payments under their respective guarantees of the Notes and holders of the Notes may be unable to enforce their rights under the guarantees. During the course of examinership, rights of the holders of the Notes under the guarantees may be affected by the exercise of the examiner’s powers to, for example, repudiate a restriction or prohibition on further borrowings or the creation of security.

Preferred creditors under Irish law.

In an insolvency of an Irish company, the claims of certain preferential creditors (including the Irish Revenue Commissioners for certain unpaid taxes) will rank in priority to claims of unsecured creditors.

If Elan Finance public limited company becomes subject to an insolvency proceeding and Elan Finance public limited company has obligations to creditors that are treated under Irish law as creditors that are senior relative to the holders of the Notes, the holders of the Notes may suffer losses as a result of their subordinated status during such insolvency proceeding.

High composition of non-guarantor companies.

As non-guarantor subsidiaries represent in excess of 25% of our net assets in the audited consolidated financial statements for the year ended December 31, 2011, the consolidated financial information may be of limited use in assessing the financial position of the subsidiary guarantors of the Notes.

The Notes may be issued with original issue discount for U.S. federal income tax purposes.

The Notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If the Notes are issued with OID, a United States Holder (as defined in “Certain U.S. Federal Income Tax Considerations”) generally will be required to recognize taxable ordinary income in respect of a Note in advance of the receipt of cash attributable to such income (regardless of such United States Holder’s method of accounting for U.S. federal income tax purposes). See “Certain U.S. federal income tax considerations—United States Holders—Interest.”

Risks Related to Elan’s Business and Financial Condition

We are substantially dependent on revenue from Tysabri. If negative developments relating to Tysabri occur, either due to the incidence of serious adverse events (including deaths and cases of PML) associated with Tysabri or competition from existing or new therapies or for other reasons, we would be materially adversely affected.

Sales of our marketed product, Tysabri, represented almost 100% of our total revenue for the first half of 2012 and our total revenue for 2011, after giving effect to the sale of our Elan Drug Technologies (“EDT”) business to Alkermes, Inc. on September 16, 2011, which is presented as a discontinued operation for full year 2011. Any negative developments relating to Tysabri, such as safety, efficacy or reimbursement issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments, may reduce our revenue and adversely affect our results of operations. New competing products for use in MS are beginning to (or will soon) enter the market, including BG-12, which our collaborator, Biogen Idec, has filed for marketing approval in the United States and Europe. If any of these competing products have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of Tysabri could be limited or prices for Tysabri could be under pressure, which would reduce our revenue.

Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. A primary U.S. patent covering the humanized antibody expires in 2020. Additional U.S. patents and pending patent applications of Elan and/or our collaborator, Biogen Idec, covering (i) methods of use, including the use of Tysabri to treat MS, irritable bowel disease and a variety of other indications, and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2023. Outside the United States, patents and pending patent applications covering Tysabri, methods of using Tysabri and methods of manufacturing Tysabri generally expire between 2012 and 2023.

Tysabri’s sales growth cannot be assured given the significant restrictions on its use and the significant safety warnings in its product label, including the risk of developing PML, a serious brain infection. The risk of developing PML increases with prior immunosuppressant use, which may cause patients who have previously received immunosuppressants or their physicians to refrain from using or prescribing Tysabri. The risk of developing PML also increases with longer treatment duration, with limited experience beyond four years. This may cause prescribing physicians or patients to suspend treatment with Tysabri, and thereby result in a lower average number of infusions per patient. In addition, the risk of developing PML is heightened when a patient has anti-JC virus (“JCV”) antibodies. In January 2012, the U.S. Food and Drug Administration (“FDA”) approved a product label change for Tysabri that identifies anti-JCV antibody status as a risk factor for PML. This risk had already been incorporated into the European label for Tysabri in June 2011. Physicians have discontinued treatment and are likely to continue to discontinue treatment with Tysabri in patients who test positive for JCV antibodies. Increased incidences of PML could limit Tysabri’s sales growth, prompt regulatory review, require significant changes to the product label or result in market withdrawal. Additional regulatory restrictions on the use of Tysabri or safety-related label changes, including proposals by regulatory authorities to modify the safety-related label to require enhanced risk management programs and monitoring following the use of Tysabri, whether as a result of additional cases of PML or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues. In addition, ongoing or future clinical trials involving Tysabri, efforts at stratifying patients into groups with lower or higher risk for developing PML and the commercial availability of the JCV antibody assay may have an adverse impact on prescribing behavior and reduce sales of Tysabri. Further, the utility of the JCV antibody assay may be diminished as a result of the assay’s false negative rate and because a patient who tests negative for JCV antibodies may be infected by the JCV after testing. Any or all of the above factors could lead to volatility in the number of patients who begin or continue to use Tysabri or discontinue the use of Tysabri in any period.

As a result of our intended separation and discontinuation of our drug discovery business platform, we will have no material pre-clinical development programs or capabilities and will incur substantial cash and non-cash charges.

On August 13, 2012, we announced our intention to separate our Neotope Business into a new, independent publicly traded company. Following the Neotope Transaction, we intend to discontinue our remaining drug discovery business activities. As a result, we will have no material pre-clinical development programs or capabilities for the assessment or development of any new drugs. Our business will consist primarily of our interest in Tysabri under our collaboration with Biogen Idec, ELND005, which recently commenced a Phase 2 clinical trial as an adjunctive treatment in patients with Bipolar 1 Disorder, and our approximate 25% economic interest in the AIP collaboration, which recently announced the discontinuation of further development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease. As a result, unless and until we commercialize another drug or acquire drugs for development, our revenue base will be substantially dependent on Tysabri. See “— We are substantially dependent on revenue from Tysabri. If negative developments relating to Tysabri occur, either due to the incidence of serious adverse events (including deaths and cases of PML) associated with Tysabri or competition from existing or new therapies or for other reasons, we would be materially adversely affected.”

We may not be successful in completing the Neotope Transaction or, if we do, we may be unable to achieve some or all of the benefits we expect to achieve from the Neotope Transaction.

The completion of the Neotope Transaction is subject to a number of uncertainties and conditions, including approval by the shareholders of Elan Corporation, plc, as well as clearance by the Commission of any filings we make in connection with the Neotope Transaction, as well as the completion of the Tender Offer and Consent Soliciation and/or redemption. While we intend to complete the Neotope Transaction by December 31, 2012, we cannot assure you that it will be completed by that date, or at all. For additional information about the Neotope Transaction, see “Offering Memorandum Summary — Recent Developments — Separation of Neotope Business” and “Elan and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements”.

If the Neotope Transaction is not completed or is delayed for an extended period of time, we will experience additional risks, including, but not limited to, the risk that we will be unable to achieve the cost savings and increased profitability we expect following the Neotope Transaction. In addition, the Neotope Transaction requires a substantial amount of expense and management, administrative and operation resources. These demands may distract our management and employees from the day-to-day operation of our businesses.

We will incur substantial costs in connection with the Neotope Transaction. For example, in connection with the discontinuation of the remaining portion of our drug discovery business platform not included in the Neotope Business, we will close our South San Francisco facility, restructure our operations and expect to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million, primarily consisting of employee severance costs, facilities costs and other restructuring expenses. However, we may not be able to achieve the full strategic and financial benefits we expect from the Neotope Transaction.

We have substantial cash needs and may not be successful in generating or otherwise obtaining the funds necessary to meet those needs.

As of June 30, 2012, after giving effect to the Neotope Transaction, the related Restructuring, this offering and the use of the net proceeds, together with available cash on hand, to fund the Tender Offer, and assuming that all of the Existing Notes are purchased in the Tender Offer, we would have had approximately $500.0 million of outstanding debt (not including trade payables), consisting solely of the Notes, and $410.9 million of total cash and cash equivalents, restricted cash and investments on our consolidated balance sheet.

Our substantial debt could have important adverse consequences to us. For example, it does or could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund our on-going ELND005 clinical trial and, if required, our approximate $152 million funding commitment to Janssen AI, and for working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In connection with the Neotope Transaction, we intend to make the Neotope Cash Contribution and purchase ordinary shares of Neotope plc in the Neotope Share Purchase. We expect that the aggregate amount of the Neotope Cash Contribution, the Neotope Share Purchase Price and transaction costs related to the Neotope Transaction will be $150.0 million. In addition, we expect to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million, primarily consisting of employee severance costs, facilities costs and other restructuring expenses, in connection with the Restructuring arising out of the Neotope Transaction. For additional information about the Neotope Transaction, see “Offering Memorandum Summary — Recent Developments — Separation of Neotope Business” and “Elan and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements”.

We estimate that we have, and after giving effect to the Neotope Transaction, the related Restructuring, this offering and the use of the net proceeds as described under “Use of Proceeds”, will have, sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet expectations, including the continued successful commercialization of Tysabri, we may need to obtain additional funds to meet our longer-term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail our operations, sell assets or otherwise take steps to reduce our expenses. Any of these steps would likely have a material adverse effect on our prospects.

If there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected.

Under our collaboration agreement with Biogen Idec, which expires in November 2019 but may be extended by mutual agreement of the parties, Biogen Idec manufactures Tysabri. Our dependence on Biogen Idec for the manufacture of Tysabri may result in unforeseen delays or other problems beyond our control. For example, if Biogen Idec is not in compliance with current good manufacturing practices (“cGMP”) or other applicable regulatory requirements, the supply of Tysabri could be materially adversely affected. If Biogen Idec experiences delays or difficulties in producing Tysabri, sales of Tysabri could be materially adversely affected. Biogen Idec requires supplies of raw materials for the manufacture of Tysabri. However, Biogen Idec does not have dual sourcing of all required raw materials. In addition, although a second manufacturing facility is in development, Biogen Idec currently relies solely on their manufacturing facility in Research Triangle Park, North Carolina. Their bulk supply depends on the uninterrupted and efficient operation of this facility. The inability to obtain sufficient quantities of required raw materials or any interruption at Biogen Idec’s manufacturing facility could materially and adversely affect the supply of Tysabri.

Our long-term success depends, in part, on the successful development and commercialization of other product candidates and we may not be successful in identifying, in-licensing and acquiring clinical stage product candidates on acceptable terms, if at all.

Our long-term viability and growth will depend, in part, on the successful development and commercialization of other products. On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease. We have an approximate 25% economic interest in the AIP collaboration between Janssen AI and Pfizer, which includes bapineuzumab. We expect that further determinations with respect to the AIP will be made after the complete data sets from the Phase 3 studies (Study 301 and 302) are presented at the American Neurological Association Annual Meeting on October 8, 2012 and the 5th Clinical Trials on Alzheimer’s Disease on October 29, 2012. In addition to the data sets from Study 301 and 302, outcomes from the vaccine and bapineuzumab SQ trials, which are ongoing, may be instructive for a comprehensive evaluation of the AIP’s immunotherapeutic approach to Alzheimer’s disease.

We currently have only one product candidate in the clinic, ELND005 (Scyllo-inositol). In August 2012, we commenced a Phase 2 clinical trial of ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder. In a previous Phase 2 clinical trial of ELND005 for mild to moderate Alzheimer’s disease, ELND005 failed to meet the trial’s primary endpoints. On August 13, 2012, we announced our intention to separate the Neotope Business into a new, independent publicly traded company and discontinue the portion of our drug discovery business platform not included in the Neotope Business. Following the Neotope Transaction and the related Restructuring, we will have no material pre-clinical development programs or capability. As a result, other than ongoing and future clinical development of Tysabri, clinical development of ELND005 and our approximate 25% economic interest in the AIP collaboration, our development and commercialization of future products will be dependent on the in-licensing or acquisition of clinical stage product candidates. We may not be successful at identifying, in-licensing and acquiring clinical stage product candidates on acceptable terms, if at all.

Product development and commercialization are very expensive and involve a high degree of risk. Only a small number of development programs result in the commercialization of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Even if later stage clinical trials are successful, product candidates may not receive marketing approval if regulatory authorities disagree with our view of the data or require additional studies.

We depend on Janssen AI, in addition to Pfizer, for the clinical development and potential commercialization of AIP products. As a result of the discontinuation of further development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease, we may never realize any return on our approximate 25% economic interest in the AIP collaboration.

Johnson & Johnson exercises effective control over Janssen AI and, consequently, over our economic interest in the AIP collaboration. The interests of Johnson & Johnson may not be aligned with our interests. Determinations by Janssen AI and Pfizer with respect to the future development of AIP products will have a material effect on the value of our economic interest in the AIP collaboration. On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302). We have a 49.9% shareholding in Janssen AI, which represents an approximate 25% interest in the AIP collaboration. We expect that further determinations will be made with respect to the development of bapineuzumab and other AIP products after the complete data sets from Study 301 and 302 are presented at the American Neurological Association Annual Meeting on October 8, 2012 and the 5th Clinical Trials on Alzheimer’s Disease on October 29, 2012. In addition to the data sets from Study 301 and 302, outcomes from the vaccine and bapineuzumab SQ trials, which are on-going, may be instructive for a comprehensive evaluation of the AIP’s immunotherapeutic approach to Alzheimer’s disease. As a result of the discontinuation, we may never realize any return on our economic interest in the AIP collaboration, although we are nonetheless required to satisfy our commitment to fund up to $152 million to Janssen AI by the end of 2014, of which we expect to fund $28.2 million in early October 2012. Elan will record a non-cash impairment charge of $117.3 million on its equity method investment in Janssen AI in the quarter ending September 30, 2012, representing the full carrying value of Elan’s 49.9% share of the Janssen AI AIP assets.

Our industry is highly competitive.

Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic and biosimilar drug manufacturers. In addition, our collaborator on Tysabri, Biogen Idec, markets a competing MS therapy, Avonex®, and has another potentially competitive MS therapy, BG-12, awaiting regulatory approval in the United States and Europe. As a result of these competitive drugs, Biogen Idec’s management attention and resources may be diverted from Tysabri and Biogen Idec’s financial interest in the marketing of Tysabri may not be wholly aligned with ours.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic or biosimilar products. Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. A primary U.S. patent covering the humanized antibody expires in 2020. Additional U.S. patents and pending patent applications of Elan and/or our collaborators, Biogen Idec, covering (i) methods of use, including the use of Tysabri to treat MS, irritable bowel disease and a variety of other indications, and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2023. Outside the United States, patents and pending patent applications covering Tysabri, methods of using Tysabri and methods of manufacturing Tysabri generally expire between 2012 and 2023. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products (in particular, from oral therapies approved or filed for U.S. and European approvals or under development). If these products have a similar or more attractive overall profile in terms of efficacy, convenience and/or safety, future sales of Tysabri could be adversely impacted.

Generic and biosimilar competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge less for a competing version of a product. Managed care organizations typically favor generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic or biosimilar products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of products, has had and may in the future have a material adverse effect on our revenue and results of operations.

Following the Neotope Transaction and the related Restructuring, we will have no material pre-clinical development programs or capability. Our competitive position depends, in part, upon our continuing ability to identify and acquire innovative, cost-effective new products, as well as new indications and product improvements, and to protect these products with patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, our revenue and results of operations may be materially adversely affected.

If we are unable to obtain or enforce patent rights, trade secrets or other intellectual property, then our revenue and potential revenue may be materially reduced.

Because of the significant time and expense involved in developing new products in our industry and obtaining regulatory approvals, it is very important to obtain patent and other intellectual property protection for new technologies, products and processes. Our success depends, in large part, on our continued ability to obtain patents for products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the valid and enforceable proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection provided by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us with substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic or biosimilar products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the valid and enforceable rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our product or technologies. In addition, third parties may be able to obtain patents that prevent the sale or use of our products or require us to obtain a license and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management and business operations. Our competitors have sued and may sue us or our collaborators as a means of delaying the introduction of products, or to extract royalties against a marketed product. In particular, a patent claim is pending against Biogen Idec with trial set for early 2014. In the event of an adverse result in the litigation, or pursuant to a settlement, Biogen Idec may have to agree to pay damages and/or a royalty on sales of Tysabri and under our collaboration agreement with Biogen Idec we may be required to pay approximately 50% of such damages or royalty, which may result in a material diminution of our Tysabri revenue. Any litigation, interference proceedings, re-examinations or oppositions against us or our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialize products successfully depends, in part, on the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organizations, such as health maintenance organizations (“HMOs”), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favorably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, we could be materially and adversely affected.

The Obama Administration and the Congress in the United States have significantly changed U.S. healthcare law and regulation, which may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, MCOs, HMOs, preferred provider organizations, institutions and other government agencies continue to seek price discounts. Further, some states in the United States have proposed and some other states have adopted various programs to control prices for their seniors’ and low-income drug programs, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. Many countries are seeking to reduce their public expenditures on healthcare. These efforts may result in patient access restrictions, increased pressure on drug pricing, including denial of price increases, prospective and retrospective price decreases and increased mandatory discounts or rebates. For instance, a revenue reserve of $14.1 million was recorded in 2011 on Tysabri in-market sales in Italy, arising from a disagreement between Biogen Idec and the Italian National Medicines Agency regarding a contract interpretation of a reimbursement limit established by the Medicines Agency in 2007. In December 2011, Biogen Idec filed an appeal against the Medicines Agency seeking a ruling that the reimbursement limit does not apply and that the position of the Medicines Agency is unenforceable. The Medicines Agency has not scheduled a date to resolve Biogen Idec’s appeal and we believe it is increasingly likely that it will not be resolved during 2012. If the appeal is not resolved in 2012, we estimate that Biogen Idec will defer $60 million to $70 million of Tysabri in-market net sales during 2012. This would result in Elan deferring a total of approximately $35 million of 2012 revenue on these sales and approximately $25 million of 2012 Adjusted EBITDA, and Elan’s previously-issued full year revenue and Adjusted EBITDA guidance would be correspondingly revised downwards as a result. Through June 30, 2012 we had deferred $15.7 million of 2012 revenue and a total of $22.6 million revenue related to this dispute. The sovereign debt crisis in Europe and elsewhere may accelerate efforts by governments to cut public expenditures on healthcare as governments implement austerity measures to control costs, which may limit, reduce or delay reimbursements for Tysabri. These efforts would negatively impact Tysabri.

We settled with the U.S. government with respect to its investigation of the marketing practices concerning our former Zonegran product, which required us to pay $203.5 million in criminal and civil fines and penalties and enter into and comply with a Corporate Integrity Agreement which could have a material adverse effect on us.

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In the first quarter of 2011, we paid $203.5 million pursuant to the terms of a global settlement of all U.S. federal and related state Medicaid claims. In addition, we pled guilty to a misdemeanor violation of the U.S. Federal Food Drug & Cosmetic Act (“FD&C Act”) and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs and the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

The pharmaceutical industry is subject to anti-kickback, bribery and false claims laws in the United States and elsewhere.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback, bribery and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, we and other pharmaceutical companies have settled charges under the FFC Act, and related state laws, relating to off-label promotion. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment. Pursuant to an Order filed on August 6, 2012, we are aware of a lawsuit pending in the United States District Court for the Western District of Virginia against Biogen Idec and Elan pursuant to FFC Act and similar state statutes. We have neither seen, nor been served with, a copy of the related complaint. In addition to any penalties or charges that may result in the ordinary course from this lawsuit, if we are found to have engaged in conduct prohibited under our Corporate Integrity Agreement, severe sanctions could be imposed on us.

The Foreign Corrupt Practices Act (“FCPA”) and the United Kingdom Bribery Act (“U.K. Bribery Act”) prohibit companies and their representatives from offering, promising, authorizing or making payments to foreign officials (and some private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect Tysabri.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA, and in the European Union, the European Medicines Agency (the “EMA”), regulate the design, development, preclinical and clinical testing, manufacturing, labeling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labeling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including regulations issued by the EMA for the European Union. Any finding by the FDA, the EMA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMA and other regulatory authorities conduct scheduled periodic regulatory inspections of facilities to ensure compliance with cGMP regulations. Any determination by the FDA, the EMA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our product supply.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination and result in events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations (including in connection with certain indemnification obligations we retained following the sale of our EDT business), then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that Elan currently owns or leases, sites that Elan formerly owned or operated, or sites where waste from Elan’s operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in us incurring substantial costs and liabilities, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate program, as well as several state rebate programs. Under the federal and state Medicaid rebate programs, we pay a rebate to each state for a product that is reimbursed by those programs. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

For manufacturers of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programs. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or government pricing programs, we could be subject to the loss of material reimbursements and to material penalties, sanctions and fines.

U.S. federal law requires that any company that participates in the federal Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Service’s (“PHS”) pharmaceutical pricing program. This pricing program extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as outpatient utilization at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (“ASP”) for Tysabri, which is covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for Tysabri within 30 days after the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants. Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for Tysabri. These prices are used to set pricing for purchases by the military arm of the government. These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, in particular with respect to Tysabri, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of products. Any person who is injured while using our product or products that we are responsible for may have a product liability claim against us. Since we distribute a product to a wide number of end users, the risk of such claims could be material. Persons who participate in our clinical trials may also bring liability claims. We are a defendant in product liability actions related to products that we marketed. In addition, we are a defendant in product liability lawsuits arising out of serious adverse events, including deaths that occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri usage to be filed. While we intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these cases could result in substantial monetary judgments against us.

Excluding any self-insured arrangements, we do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $140.0 million. Our current insurance may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors were named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgment against us. We are also involved in some additional securities matters.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of Elan’s stock during periods ranging between May 21, 2007 and October 21, 2008. The complaint alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. In July 2010, a second securities case was filed in the U.S. District Court for the Southern District of New York, as a “related case” to the existing 2008 matter, by purchasers of our call options during the period of June and July 2008. These cases have been dismissed with prejudice by the trial court, but an appeal has been filed to the 2nd Circuit by the plaintiffs in the related case. Although a decision has not yet been rendered, oral arguments were heard on the appeal by the 2nd Circuit on April 19, 2012. Adverse results in this lawsuit or in any litigation to which we are a party could have a material adverse effect on us.

In addition, we have received several letters from the Commission requesting information relating to certain matters involving Tysabri and bapineuzumab. Although we have been providing the requested materials to the Commission, there has not yet been final resolution of this matter. See Note 17 to Elan Corporation, plc’s Half-Year Financial Report for the six months ended June 30, 2012, included as Exhibit 99.1 to Form 6-K furnished by Elan Corporation, plc to the Commission on July 30, 2012, which is incorporated herein by reference.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates and to the risk of a partial or total collapse of the Euro.

Our headquarters are in Ireland and three of the major markets for Tysabri are Germany, France and Italy. As a result, changes in the exchange rate between the U.S. dollar and the euro can have significant effects on our results of operations. In addition, the partial or total collapse of the euro would cause severe and adverse consequences to sales of Tysabri in Europe and to reimbursements for sales of Tysabri in Europe.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•

Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•

Johnson & Johnson is our largest shareholder and is largely in control of our economic interest in the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until September 17, 2014, pursuant to which, subject to limited exceptions, they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of us;

•

The Corporate Integrity Agreement that we entered into with the U.S. government with respect to the settlement of the Zonegran matter contains provisions that may require any acquirer to assume the obligations imposed by the Corporate Integrity Agreement, which may limit our attractiveness to a potential acquirer; and

•

Under the terms of the Indenture and the indentures governing the Existing Notes, any acquirer would be required to make an offer to repurchase the Notes and the Existing Notes for cash in connection with some change of control events.

Our financial estimates, including our forecasted Adjusted EBITDA, are based on various assumptions and may not be accurate.

The financial estimates included in, or incorporated by reference into, this offering memorandum are based on assumptions and information available to us as of the date of this offering memorandum (including assumptions with respect to our revenue generating capacity and the costs associated therewith). We do not know whether our expectations will prove correct. Any or all of the estimates used to prepare the forecasted Adjusted EBITDA included in, or incorporated by reference into, this offering memorandum may turn out to be wrong. Our estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond our control. Many factors mentioned in this offering memorandum, including the risks outlined in this “Risk Factors” section and the events described under “Forward-Looking Statements” will be important in determining future results. As a result of these contingencies, actual future results may vary materially. If actual results are materially less favorable than those shown or contained in our forecasts, or if the assumptions used in formulating our forecasts and estimations prove to be incorrect, our ability to make payments on the Notes may be impaired. In view of these uncertainties, we caution that investors should not place undue reliance on any financial estimates.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update the forecasted guidance incorporated herein to reflect events or circumstances after the date of this offering memorandum or to reflect the occurrence of anticipated or unanticipated events or circumstances. Our estimates were not prepared with a view toward compliance with published guidelines of the Commission, the American Institute of Certified Public Accountants or any other regulatory or professional body, compliance with GAAP or consistency with our audited financial statements. Moreover, neither our independent auditors, KPMG, nor any other independent consultants, have examined, compiled or performed any procedures with respect to the forecasted guidance, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, KPMG assumes no responsibility for, and disclaims any association with, the forecasted guidance. The report of KPMG included in this offering memorandum refers exclusively to our historical financial information and does not cover any other information in this offering memorandum and should not be read to do so.

CAPITALIZATION OF ELAN

The following table sets forth Elan Corporation plc’s unaudited consolidated cash and cash equivalents and capitalization, in accordance with the measurement and recognition principles of IFRS as adopted by the European Union, as of June 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) this offering of the Notes and the use of the net proceeds, together with available cash on hand, to pay the applicable consideration, accrued and unpaid interest and related fees and expenses in connection with the Tender Offer, as described in “Use of Proceeds”, and assuming that all of the 2009 Notes and 2010 Notes are purchased in the Tender Offer; (ii) the Neotope Transaction; (iii) the Restructuring arising out of the Neotope Transaction; and (iv) the Janssen AI Investment Impairment.

You should read the following table in conjunction with “Elan and its Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements” included in this offering memorandum, Elan Corporation plc’s historical consolidated financial statements and related notes thereto and the information included in “Financial Review” in the Annual Report of Elan Corporation, plc for the year ended December 31, 2011, included as Exhibit 99.1 to Form 6-K furnished by Elan Corporation, plc to the Commission on March 23, 2012, and Elan Corporation, plc’s Half-Year Financial Report for the six-months ended June 30, 2012, included as Exhibit 99.1 to Form 6-K furnished to the Commission on July 30, 2012.

	As of June 30, 2012
	Actual	As Adjusted
	(in millions)	(in millions)
Cash and cash equivalents	$626.4	$231.2	(1)

Debt, including current maturities:
Notes offered hereby	—	500.0
8.75% Senior Notes due 2016 issued on October 2, 2009	472.1	—	(2)
8.75% Senior Notes due 2016 issued on August 17, 2010	152.4	—	(2)

Aggregate principal amounts of Notes	624.5	500.0
Unamortized debt financing costs and original issue discount	(18.9)	(12.1)

Total debt	605.6	487.9
Shareholders’ equity	785.8	296.4	(3)

Total capitalization	$1,391.4	$784.3

(1)	Cash and cash equivalents, on an as adjusted basis, reflects (i) an increase of $487.9 million, representing the net proceeds from this offering of Notes, after deduction of the initial purchasers’ discount and estimated expenses payable by Elan in connection with this offering; (ii) a reduction of $683.1 million, representing the total consideration, accrued and unpaid interest and related fees and expenses in connection with the Tender Offer and Consent Solicitation, assuming that all of the Existing Notes are purchased in the Tender Offer at a price equal to $1,093.34 per $1,000 principal amount of Existing Notes tendered (which includes a consent payment of $40.00 per $1,000 principal amount of Existing Notes tendered prior to the consent payment deadline), together with accrued and unpaid interest of $ on the Existing Notes tendered; (iii) a reduction of $150.0 million in connection with the Neotope Transaction, consisting of (A) the Neotope Cash Contribution and the purchase price for the ordinary shares of Neotope plc Elan expects to acquire in connection with the Neotope Share Purchase, expected to be $130.0 million in the aggregate, and (B) the aggregate expenses Elan expects to incur in connection with the Neotope Transaction, estimated to be $20.0 million; and (iv) a reduction of $50.0 million, representing the aggregate cash charges Elan expects to incur in connection with the Restructuring arising out of the Neotope Transaction. See “Risk Factors — Not all subsidiaries of Elan Corporation, plc will guarantee the Notes and the assets of the non-guarantor subsidiaries may not be available to Elan Corporation, plc for payment on its guarantee of the Notes, which means that the historical consolidated financial statements of Elan Corporation, plc may not be indicative of the financial condition of the subsidiary guarantors of the Notes”.
(2)

Assumes that all of the Existing Notes are purchased in the Tender Offer. We intend to redeem any Existing Notes that remain outstanding following the Tender Offer at a redemption price equal to 108.75% of their face amount, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date, pursuant to separate notices of redemption to be given substantially simultaneously with the closing of this offering.
(3)	Shareholders’ equity, on an as adjusted basis, includes the following non-recurring items: (i) the deemed in specie dividend in connection with the Neotope Transaction, estimated to be $104.6 million; (ii) the net loss on the Neotope Transaction, consisting of the aggregate expenses Elan expects to incur in connection with the Neotope Transaction, estimated to be $20.0 million; (iii) the cash and non-cash charges expected to be incurred by Elan in connection with the Restructuring arising out of the Neotope Transaction, estimated to be $170.0 million; (iv) the Janssen AI Investment Impairment of $117.3 million; (v) the write-off of remaining unamortized debt financing costs and original issue discount on the Existing Notes of $18.9 million; and (vi) the aggregate premium to be paid in connection with the Tender Offer, assuming that all of the Existing Notes are purchased in the Tender Offer, together with the expenses expected to be incurred by Elan in connection with the Tender Offer and Consent Solicitation, estimated to be $58.6 million in the aggregate.

ELAN AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated income statements for the year ended December 31, 2011 and for the six-month period ended June 30, 2012 have been prepared to illustrate the effects of the Neotope Transaction, the Tender Offer and Consent Solicitation and this offering of Notes, as if they had occurred on January 1, 2011. The following unaudited pro forma condensed consolidated balance sheet at June 30, 2012 has been prepared to illustrate the effects of the reduction in the share premium account, the Neotope Transaction, the Janssen AI Investment Impairment, the Tender Offer and Consent Solicitation and this offering of Notes, as if they had occurred on June 30, 2012.

The underlying financial information has been prepared in accordance with the recognition and measurement principles of IFRS and their interpretations issued by the International Accounting Standards Board, as endorsed by the European Union, effective for years commencing on or after January 1, 2011.

The assumptions used, and the pro forma adjustments derived from such assumptions, are based on currently available information and we believe such assumptions are reasonable under the circumstances. The following unaudited pro forma condensed consolidated financial statements have been derived from, and should be read in conjunction with, Elan Corporation, plc’s historical consolidated financial statements and related notes thereto and the information included in “Financial Review” in the Annual Report of Elan Corporation, plc for the year ended December 31, 2011, included as Exhibit 99.1 to Form 6-K furnished by Elan Corporation, plc to the Commission on March 23, 2012, and Elan Corporation, plc’s Half-Year Financial Report for the six months ended June 30, 2012, included as Exhibit 99.1 to Form 6-K furnished by Elan Corporation, plc to the Commission on July 30, 2012.

These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of Elan’s results of operations or financial condition had the reduction in the share premium account, the Neotope Transaction, the Janssen AI investment impairment, the Tender Offer and Consent Solicitation and this offering of Notes been completed on the respective dates indicated above.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2011

	Actual for the Year Ended December 31, 2011	Adjustments for Neotope Transaction		Tender Offer for 2016 Fixed Rate Notes		Notes Offered Hereby		Pro Forma Consolidated Income Statement
	(in millions)
Revenue	$660.7	$—		$—		$—		$660.7
Cost of sales	246.0	—		—		—		246.0

Gross profit	414.7	—		—		—		414.7
Selling, general and administrative expenses	134.2	(1.6	)(A)(i)	—		—		132.6
Research and development expenses	215.8	(23.7	)(A)(i)	—		—		192.1

Total operating expenses	$350.0	$(25.3)		$—		$—		$324.7

Operating profit	64.7	25.3		—		—		90.0
Net interest expense	107.6	—		(57.9	)(B)(iii)	31.4	(C)(ii)	81.1
Net loss on investments in associates	75.9	—		—		—		75.9
Investment gains	(2.6)	—		—		—		(2.6)
Net charge on debt retirement	47.0	—		—		—		47.0

Net interest and investment losses	227.9	—		(57.9)		31.4		201.4

Loss before tax	(163.2)	25.3		57.9		(31.4)		(111.4)
Income taxes	67.1	(0.9	)(A)(ii)	7.2	(B)(iv)	(3.9	)(C)(iii)	69.5

Net loss for the year — continuing operations	$(230.3)	$26.2		$50.7		$(27.5)		$(180.9)

Unaudited Pro Forma Condensed Consolidated Income Statement for the six month period ended June 30, 2012

	Actual for the Six-Month Period Ended June 30, 2012	Adjustments for Neotope Transaction		Tender Offer for 2016 Fixed Rate Notes		Notes Offered Hereby		Pro Forma Consolidated Income Statement
	(in millions)
Revenue	$343.9	$—		$—		$—		$343.9
Cost of sales	134.9	—		—		—		134.9

Gross profit	209.0	—		—		—		209.0
Selling, general and administrative expenses	70.0	(0.8	)(A)(i)	—		—		69.2
Research and development expenses	99.8	(15.7	)(A)(i)	—		—		84.1

Total operating expenses	$169.8	$(16.5)		$—		$—		$153.3

Operating profit	39.2	16.5		—		—		55.7
Net interest expense	30.1	—		(29.1	)(B)(iii)	15.7	(C)(ii)	16.7
Net loss on investments in associates	79.1	—		—		—		79.1
Net gain on disposal of investment in associate	(10.3)	—		—		—		(10.3)

Net interest and investment losses	98.9	$—		(29.1)		15.7		85.5

Loss before tax	(59.7)	16.5		29.1		(15.7)		(29.8)

Income taxes	0.7	(1.1	)(A)(ii)	3.6	(B)(iv)	(2.0	)(C)(iii)	1.2

Net loss for the period – continuing operations	$(60.4)	$17.6		$25.5		$(13.7)		$(31.0)

Unaudited Pro Forma Condensed Consolidated Balance Sheet at June 30, 2012

	Actual for the Six-Month Period Ended June 30, 2012	Reduction in Share Premium Account (D)(i)	Adjustment for Neotope Transaction (A)(iii)	Janssen AI Investment Impairment (E)(i)	Tender Offer for 2016 Fixed Rate Notes		Notes Offered Hereby (C)(i)	Pro Forma Consolidated Balance Sheet
	(in millions)
Non-Current Assets:
Intangible assets	$133.9	$—	$(0.1)	$—	$—		$—	$133.8
Property, plant and equipment	80.3	—	(2.5)	—	—		—	77.8
Investments in associates	146.4	—	—	(117.3)	—		—	29.1
Available-for-sale investments	8.5	—	23.0	—	—		—	31.5
Restricted cash and cash equivalents	13.7	—	—	—	—		—	13.7
Deferred tax asset	277.9	—	—	—	—		—	277.9
Other non-current assets	38.1	—	(0.9)	—	—		—	37.2

Total Non-Current Assets	$698.8	$—	$19.5	$(117.3)	$—		$—	$601.0

Current Assets:
Cash and cash equivalents	626.4	—	(150.0)	—	(683.1	)(B(i)	487.9	281.2
Restricted cash and cash equivalents	2.6	—	—	—	—		—	2.6
Accounts receivable	178.2	—	—	—	—		—	178.2
Available-for-sale investments	131.9	—	—	—	—		—	131.9
Inventory	21.8	—	—	—	—		—	21.8
Income tax prepayment	3.6	—	—	—	—		—	3.6
Other current assets	22.6	—	(0.1)	—	—		—	22.5

Total Current Assets	$987.1	$—	$(150.1)	$—	$(683.1)		$487.9	$641.8

Total Assets	$1,685.9	$—	$(130.6)	$(117.3)	$(683.1)		$487.9	$1,242.8

Non-Current Liabilities:
Long-term debt	605.6	—	—	—	(605.6	)(B)(ii)	487.9	487.9
Other liabilities	29.3	—	(1.8)	—	—		—	27.5
Provisions	7.2	—	—	—	—		—	7.2
Income tax payable	3.1	—	—	—	—		—	3.1

Total Non-Current Liabilities	$645.2	$—	$(1.8)	$—	$(605.6)		$487.9	$525.7

Current Liabilities:
Accounts payable	45.9	—	(0.1)	—	—		—	45.8
Accrued and other current liabilities	199.0	—	(4.1)	—	—		—	194.9
Provisions	10.0	—	—	—	—		—	10.0

Total Current Liabilities	$254.9	$—	$(4.2)	$—	$—		$—	250.7

Total Liabilities	$900.1	$—	$(6.0)	$—	$(605.6)		$487.9	$776.4

(footnotes appear on following page)

	Actual for the Six-Month Period Ended June 30, 2012	Reduction in Share Premium Account (D)(i)	Adjustment for Neotope Transaction (A)(iii)	Janssen AI Investment Impairment (E)(i)	Tender Offer for 2016 Fixed Rate Notes		Notes Offered Hereby (C)(i)	Pro Forma Consolidated Balance Sheet
	(in millions)
Shareholders’ Equity:
Share capital	36.3	—	—	—	—		—	36.3
Share premium	7,101.8	(6,199.9)	—	—	—		—	901.9
Share-based compensation reserve	257.2	—	—	—	—		—	257.2
Foreign currency translation reserve	(0.1)	—	—	—	—		—	(0.1)
Available-for-sale investment reserve	(4.3)	—	—	—	—		—	(4.3)
Retained loss	(6,605.1)	6,199.9	(124.6)	(117.3)	(77.5	)(B)(i)(ii)	—	(724.6)

Total Shareholders’ Equity	$785.8	$—	$(124.6)	$(117.3)	$(77.5)		$—	$466.4

Total Shareholders’ Equity and Liabilities	$1,685.9	$—	$(130.6)	$(117.3)	$(683.1)		$487.9	$1,242.8

Notes:

(1)	The unaudited pro forma condensed consolidated income statement of Elan Corporation, plc for the year ended December 31, 2011 has been extracted from Elan Corporation, plc’s audited financial statements, which were prepared in accordance with IFRS, as adopted by the European Union. The unaudited pro forma condensed consolidated income statement of Elan Corporation, plc for the six-month period ended June 30, 2012 and the unaudited pro forma condensed consolidated balance sheet of Elan Corporation, plc at June 30, 2012 have been extracted from Elan Corporation, plc’s unaudited condensed consolidated half-year financial statements, which were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as adopted by the European Union.
(2)	Following the sale of the EDT business to Alkermes, Inc. on September 16, 2011, the results of EDT were presented as a discontinued operation in the Consolidated Income Statement in Elan Corporation, plc’s 2011 audited financial statements, which were prepared in accordance with IFRS, as adopted by the European Union. The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2011 does not include the results of EDT.
(3)	Following the Neotope Transaction, Elan intends to discontinue its remaining drug discovery activities. As a result, Elan intends to complete the Restructuring, which will include the closure of its South San Francisco facility and the restructuring of its operations. In connection with the Restructuring, Elan expects to incur substantial cash and non-cash other charges of between $160 million and $180 million, primarily consisting of employee severance costs, facilities costs and other restructuring expenses. The precise amounts to be recorded as other charges will be determined once the Restructuring is complete and may be greater or less than the estimates provided. The pro forma condensed consolidated financial statements do not include such other charges, as these charges are non-recurring items.

Assuming the Restructuring had occurred on January 1, 2011, (i) for the year ended December 31, 2011, Elan estimates that total selling, general and administrative (“SG&A”) expenses and research and development (“R&D”) expenses would have decreased between approximately $80 million and approximately $100 million; and (ii) for the six month period ended June 30, 2012, Elan estimates that total SG&A expenses and R&D expenses would have decreased between approximately $40 million and approximately $60 million. The pro forma condensed consolidated financial statements do not reflect such reduced operating expenses.

(4)	The pro forma adjustments are as follows:

(A) Neotope Transaction

On August 13, 2012, Elan Corporation, plc announced its intention to separate a substantial portion of its drug discovery business platform into a new, independent publicly traded company, Neotope plc. The Neotope Business primarily consists of the following subsidiaries of Elan Corporation, plc and related tangible and intangible assets and liabilities:

•

Elan Corporation, plc’s wholly-owned subsidiary, Neotope Biosciences. Neotope Biosciences is engaged in the discovery and development of antibodies for the potential treatment of a broad range of indications, including AL and AA forms of amyloidosis, synucleinopathies such as Parkinson’s disease and Th17 mediated immune diseases. Neotope Biosciences’ strategy is to apply its expertise in generating novel therapeutic antibodies, working with a broad range of collaborators in specific disease models, to select candidates for further clinical development. Neotope Biosciences’ portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, and tau for Alzheimer’s disease and other tauopathies. Neotope Biosciences also has a program focused on the potential treatment of type 2-diabetes.

•

Elan Corporation, plc’s wholly-owned subsidiary, Onclave. Onclave is engaged in the development of assets that have potential application in oncology-related diseases. Onclave’s lead program, NEOD001, is being evaluated for the potential treatment of AL amyloidosis, a fatal disease involving abnormal accumulation of amyloid in organs and tissue. In 2011, Onclave filed for orphan drug designation of NEOD001. Onclave’s development pipeline also includes additional novel compounds with potential relevance in diverse cancer indications.
•

Elan Corporation plc’s wholly-owned subsidiary, Neotope US. Neotope US is engaged in the development of the MCAM program, which targets MCAM-mediated cell adhesions with antibodies and may lead to immunotherapy treatment for a broad range of TH17-mediated diseases, such as melanoma and psoriasis. Neotope US has historically provided, and following the separation of the Neotope Business, Elan expects that Neotope US will continue to provide, research and development services to Elan.

Pursuant to a series of transactions between and among Elan Corporation, plc and certain of its subsidiaries that will remain with Elan Corporation, plc following the Neotope Separation, on the one hand, and certain subsidiaries of Elan Corporation, plc that will be subsidiaries of Neotope plc following the Neotope Separation (the “Neotope Companies”), on the other hand, Elan Corporation, plc will allocate, assign and transfer, or cause to be allocated, assigned and transferred, to the Neotope Companies the assets and liabilities that comprise the Neotope Business, including, without limitation, the capital stock of each of Neotope US, Neotope Biosciences and Onclave. Subject to approval by Elan Corporation, plc’s shareholders, at an extraordinary general meeting, of the declaration of a deemed in specie dividend, Elan Corporation, plc will transfer or distribute to Neotope plc 100% of the outstanding capital stock of the Neotope Companies in a demerger transaction under the laws of Ireland and, in consideration for such capital stock, the board of directors of Elan Corporation, plc will direct Neotope plc to issue directly to the shareholders of Elan Corporation, plc, on a pro rata basis, ordinary shares of Neotope plc representing 99.99% of its outstanding ordinary shares, in satisfaction of the payment obligation in respect of such deemed in specie dividend. In addition, Elan will make the Neotope Cash Contribution and, immediately following the Neotope Separation, will acquire ordinary shares of Neotope plc, which Elan expects will represent approximately 18% of the outstanding ordinary shares of Neotope plc, for an aggregate cash purchase price that, together with the amount of the Neotope Cash Contribution, is expected to be approximately $130 million. The completion of the Neotope Transaction is subject to a number of uncertainties and conditions, including approval by the shareholders of Elan Corporation, plc. Although Elan intends to complete the Neotope Transaction by December 31, 2012, there can be no assurance that it will be completed by that date, or at all.

(i)	The adjustments to SG&A expenses and R&D expenses reflect estimated savings from the Neotope Transaction assuming that it had occurred on January 1, 2011. These savings have been estimated at $1.6 million and $23.7 million, respectively, for the year ended December 31, 2011, and $0.8 million and $15.7 million, respectively, for the six-month period ended June 30, 2012.
(ii)	The adjustments to income tax expense consist of a $0.9 million decrease for the year ended December 31, 2011 and a $1.1 million decrease for the six-month period ended June 30, 2012, reflecting the tax effect of the pro forma income statement adjustments, calculated by applying the U.S. Federal tax rate to the U.S. Neotope Business book income and losses and by applying a 0% tax rate to the Irish Neotope Business book losses due to the availability of Irish tax losses during the period in which the Neotope Business is part of Elan.
(iii)	Elan’s assets and liabilities related to the Neotope Business had a net liability carrying value of $2.4 million at June 30, 2012. The recording of Elan’s investment in the Neotope Business at approximately $23.0 million represents the fair value of Elan’s expected minority equity interest in Neotope plc on completion of the Neotope Share Purchase. The fair value is based on the carrying value of the net liabilities transferred by Elan to the Neotope Business and the estimated aggregate amount of the Neotope Cash Contribution and the purchase price for the ordinary shares of Neotope plc Elan expects to acquire in connection with the Neotope Share Purchase. As Elan’s investment in Neotope plc will subsequently be measured at fair value, the fair value may increase or decrease in line with the movements of the price of Neotope plc’s ordinary shares following the Neotope Transaction. The adjustment to cash and cash equivalents of $150.0 million represents the estimated aggregate amount of the Neotope Cash Contribution and the purchase price for the ordinary shares of Neotope plc Elan expects to acquire from Neotope plc in connection with the Neotope Share Purchase and aggregate transaction expenses of $20.0 million Elan expects to incur in connection with the Neotope Transaction. The adjustment to retained losses of $124.6 million relates to the deemed in specie dividend in connection with the Neotope Transaction, estimated to be $104.6 million, as well as the transaction expenses Elan expects to incur in connection with the Neotope Transaction, estimated to be $20.0 million. The deemed in specie dividend of $104.6 million is comprised of the aggregate amount of the Neotope Cash Contribution and the purchase price for the ordinary shares of Neotope plc Elan expects to acquire in connection with the Neotope Share Purchase, plus the net liability carrying value of the assets and liabilities transferred by Elan to the Neotope Business, estimated to be $2.4 million, less the fair value of the ordinary shares of Neotope plc Elan expects to acquire in connection with the Neotope Share Purchase, estimated to be $23.0 million. The precise amounts of the Neotope Cash Contribution, the purchase price for the ordinary shares of Neotope plc Elan expects to acquire in connection the Neotope Share Purchase, the Neotope Transaction expenses, the carrying value of the assets and liabilities expected to be transferred by Elan to the Neotope Business and the fair value of the ordinary shares of Neotope plc Elan expects to acquire in connection with the Neotope Share Purchase, may be greater or less than the amounts assumed for the purpose of calculating the pro forma condensed consolidated financial information.

There is no material impact on Elan’s interest income for the year ended December 31, 2011 or for the six-month period ended June 30, 2012 as a result of the Neotope Cash Contribution or the Neotope Share Purchase.

(B) Tender Offer

(i)

We have commenced the Tender Offer to purchase any and all of our outstanding Existing Notes for total consideration of $1,093.34 per $1,000 principal amount of 2009 Notes tendered and $1,093.34 per $1,000 principal amount of 2010 Notes tendered. As part of the Tender Offer, we also commenced the Consent Solicitation pursuant to which we will solicit consents from holders of the Existing Notes for certain proposed amendments that would eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the indentures governing the Existing Notes. The total consideration for the Tender Offer includes a consent payment equal to $40.00 per $1,000 principal amount of Existing Notes tendered. Holders who validly tender their Existing Notes after the consent payment deadline will not receive the consent payment. We intend to redeem any Existing Notes that remain outstanding following the Tender Offer pursuant to separate notices of redemption to be given substantially simultaneously with the closing of this offering of Notes. In connection with the Tender Offer and Consent Solicitation, Elan expects to incur expenses of $58.6 million, consisting of the aggregate premium to be paid in connection with the Tender Offer and Consent Solicitation, assuming that all of the Existing Notes are purchased in the Tender Offer, together with related transaction expenses. The pro forma condensed consolidated income statements do not include such expenses, as they are non-recurring items. The precise amount of such expenses will be determined upon the consummation of the Tender Offer and Consent Solicitation and may be greater or less than $58.6 million.
(ii)	The outstanding principal amount of the Existing Notes is $624.5 million, net of aggregate unamortized debt financing costs and original issue discounts of $18.9 million.
(iii)	The adjustments to interest expense reflect the interest expense, including debt financing costs and original issue discount amortization savings, assuming all of the Existing Notes were purchased in the Tender Offer on January 1, 2011. The total interest expense savings relating to the purchase of the Existing Notes in the Tender Offer has been estimated at $57.9 million for the year ended December 31, 2011 and $29.1 million for the six-month period ended June 30, 2012.
(iv)	The adjustments to the income tax expense consist of a $7.2 million increase for the year ended December 31, 2011 and a $3.6 million increase for the six-month period ended June 30, 2012, reflecting the tax effect of the pro forma income statement adjustments, calculated at the Irish statutory tax rate of 12.5%.

(C) Notes Offering

Represents this offering of $500 million in aggregate principal amount of the Notes.

(i)	The adjustment of $487.9 million to cash and cash equivalents reflects gross cash proceeds of $500.0 million net of debt issuance costs, which are estimated to be approximately $12 million. The actual amount of net cash proceeds will be determined upon the completion of this offering and may be greater or less than the $487.9 million.
(ii)	The adjustments to interest expense reflect the estimated effective interest rate for the Notes, including the amortization of estimated debt financing costs, assuming the Notes were issued on January 1, 2011. The total interest expense related to the issuance of the Notes is estimated to be $31.4 million, including estimated debt financing costs amortization of $1.4 million, for the year ended December 31, 2011, and $15.7 million, including estimated debt financing costs amortization of 0.7 million, for the six-month period ended June 30, 2012.
(iii)	The adjustments to the income tax expense consist of a $3.9 million decrease for the year ended December 31, 2011 and a $2.0 million decrease for the six-month period ended June 30, 2012, reflecting the tax effect of the pro forma income statement adjustments, calculated at the statutory tax rate of 12.5%.

(D)(i) Share Premium Reduction and Retained Losses Set-Off

At the Annual General Meeting of Elan Corporation, plc on May 24, 2012, the shareholders of Elan Corporation, plc resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account of Elan Corporation, plc by cancelling some or all of such share premium account (the final amount to be determined by the board of directors of Elan Corporation, plc). The board of directors of Elan Corporation, plc subsequently resolved to reduce the share premium account by $6,199.9 million and use these reserves to set-off the retained losses of Elan Corporation, plc of approximately $4.3 billion, with the balance to be treated as distributable profits (with no impact on income statement), which will be available for distribution. On July 19, 2012, the High Court of Ireland approved the board of directors’ resolution and the High Court’s order was registered with the Irish Companies Registration Office on July 23, 2012. The adjustment of $6,199.9 million to share premium and to retained losses reflects the reduction to share premium and the use of such reserves to set-off retained losses.

(E)(i) Janssen AI Investment Impairment

As a result of the discontinuation of the bapineuzumab intravenous clinical development work in mild to moderate Alzheimer’s patients subsequent to June 30, 2012, Elan announced that it will record an impairment charge of $117.3 million on its equity method investment in Janssen AI in the third quarter of 2012, representing the full carrying value of Elan’s 49.9% proportionate share of the Janssen AI AIP assets. The pro forma condensed consolidated income statement for the six-month period ended June 30, 2012 does not include this charge, as it is a non-recurring item.